
07078930

NO ACT
P.E 10-1-07

October 5, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Act: 1933
Section: 4(1)
Rule:
Public Availability: 10/5/2007

Re: Abacus Investments Limited
Incoming letter dated October 1, 2007

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter. For purposes of satisfying the holding period requirements of Rule 144(d) and Rule 144(k) under the Securities Act, the Abacus Beneficial Owners, including the Abacus Beneficial Owners that are affiliates of BMP, may tack the holding period of Abacus to their own with respect to the BMP Common Stock. So long as they are not affiliates of BMP and have not been within the preceding three months, Abacus Beneficial Owners who have a holding period when combined with the holding period of Abacus of two years or more may immediately resell the BMP Common Stock in reliance upon Rule 144(k). Sales of BMP Common Stock under Rule 144(k) by Abacus Beneficial Owners that are not affiliates of BMP would not be aggregated with sales by Abacus Beneficial Owners that are affiliates of BMP, assuming that the affiliated Abacus Beneficial Owners are not acting in concert with any of the non-affiliated Abacus Beneficial Owners. Finally, persons ineligible to sell in reliance on Rule 144(k) will share a single volume limitation under Rule 144(e) in the year following the transfer from Abacus.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach different conclusions.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2007

Mail Stop 3010

John T. Perugini
Jones Day
21 Tudor Street
London, EC4Y 0DJ
United Kingdom

RE: Abacus Investments Limited

Dear Mr. Perugini:

In regard to your letter of October 1, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Carol M. McGee, Deputy
Office of Chief Counsel

JONES DAY

77 WEST WACKER • CHICAGO, ILLINOIS 60601-1692
TELEPHONE: 312-782-3939 • FACSIMILE: 312-782-8585

Rule 144(d), (e) and (k)

October 1, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Interpretive Request of *Abacus Investments Limited*
Securities Act of 1933 Section 4(1); Rule 144 (d), (e) and (k)

Ladies and Gentlemen

We are counsel to, and are writing this letter to request interpretive guidance on behalf of, Abacus Investments Limited, an exempted company registered in Bermuda under the Companies Act of 1981 of Bermuda, as amended ("Abacus"). At Abacus' request, we hereby seek confirmation that the Staff (the "Staff") of the Securities and Exchange Commission (the "SEC") concurs with the conclusion that, in the circumstances described herein, (1) beneficial owners of Abacus that receive an in kind pro rata distribution of shares of Common Stock, par value $0.001 per share ("BMP Common Stock"), of Beijing Med-Pharm Corporation ("BMP") that are currently held of record by Abacus will be able to "tack" Abacus' Rule 144 holding period with respect to such shares to their own holding periods for the purpose of satisfying the holding period requirements of Rule 144(d) and (k) under the Securities Act of 1933, as amended (the "Securities Act"), provided that the distributee-shareholders of Abacus that are "affiliates" (within the meaning of Rule 144) of BMP aggregate their sales of BMP Common Stock under Rule 144 with the Rule 144 sales of BMP Common Stock by Abacus and the other affiliate-distributees for a period of one year following the distribution for the purpose of determining compliance with the volume limitations of Rule 144(e), and (2) distributee-shareholders that are not, and during the three-month period prior to the time of sale of the shares of BMP Common Stock by such distributee shareholders, were not, affiliates of BMP may fully dispose of such shares of BMP Common Stock pursuant to Rule 144(k) immediately following the distribution and may dispose of such shares without aggregating their sales under Rule 144 with the Rule 144 sales by the other distributee-shareholders that are affiliates of BMP. Abacus is not seeking the Staff's opinion regarding the need to register the proposed distribution by Abacus of BMP Common Stock under the Securities Act.

I. Background

A. General Corporate Status of Abacus

We have been advised of the following pertinent facts:

Abacus was incorporated in Bermuda in January 1993 to acquire and hold either in the name of the company, or in that of any nominee, securities, and to dispose and transfer such securities as it deems expedient as an investment vehicle for its shareholders.

As of the date of this letter, the issued and outstanding share capital of Abacus consists of 2,481,315 common shares, par value $1.00 per share (the "Abacus Shares"). The Abacus Shares are currently owned by 40 beneficial owners (the "Abacus Beneficial Owners"). Tie Holdings Ltd., a company registered in the British Virgin Islands ("Tie Holdings"), acts as nominee for the benefit of 37 Abacus Beneficial Owners that beneficially own 2,319,982, or 93.5%, of the Abacus Shares.[1] Three other shareholders own the remaining 161,333, or 6.5%, of the outstanding Abacus Shares.

For a period of eleven years prior to acquiring BMP Common Stock, Abacus held a 100% interest in Beijing Med-Pharm Market Calculating Co. Ltd. ("BMP Market"), a company organized under the laws of the People's Republic of China and the predecessor to BMP. As described in further detail below, Abacus acquired its shares of BMP Common Stock in two separate transactions. In February 2004, Abacus acquired shares of BMP Common Stock in exchange for all of Abacus' ownership interest in BMP Market, and in December 2006, Abacus acquired shares of BMP Common Stock and warrants to acquire additional shares of BMP Common Stock (the "Warrants") in a private placement of securities by BMP. Abacus' shares of BMP Common Stock and the Warrants represent the only significant assets held by Abacus. The total fair market value of the shares of BMP Common Stock held by Abacus (excluding the 166,650 shares of BMP Common Stock issuable upon exercise of the Warrants) is approximately $100,665,716 (based on the closing sale price of BMP Common Stock of $11.65 per share on The NASDAQ Global Market on September 28, 2007). In addition to its interest in BMP, Abacus holds three minor investments with a total book value of $362,541 as of June 30, 2007 and had cash of approximately $871,768 as of June 30, 2007. Abacus' only significant liability is a $4.6 million loan from Standard Chartered Bank under a short-term facility established to finance Abacus' purchase of shares of BMP Common Stock and the Warrants in December 2006.

[1] Tie Holdings, as nominee for these beneficial owners, holds and manages such Abacus Shares pursuant to a separate Declaration of Trust between Tie Holdings and each beneficial owner. Each beneficial owner, however, has the sole power to direct the voting and disposition of the Abacus Shares held on its behalf by Tie Holdings and is entitled to all benefits of ownership of such Abacus Shares. Moreover, Tie Holdings specifically acknowledges that it has no beneficial interest in the Abacus Shares and further expressly assigns to these beneficial owners any dividends that may be declared on the Abacus Shares. Accordingly, these beneficial owners are the holders that would receive the shares of BMP Common Stock by special dividend in the distribution and would be directing the sale of such shares pursuant to Rule 144(d) and (k). The beneficial owners do not hold an equity interest in Tie Holdings.

B. Abacus Ownership in BMP

Abacus' ownership interest in BMP consists of:

- 7,807,509 shares of BMP Common Stock (the "2004 Shares") acquired from BMP in February 2004 in exchange for all of Abacus' interest in BMP Market in a transaction not involving a public offering;
- 833,325 shares of BMP Common Stock (the "2006 Shares") acquired from BMP on December 20, 2006 in a transaction not involving a public offering; and
- immediately-exercisable Warrants to purchase 166,650 shares of BMP Common Stock, which Warrants were acquired from BMP in conjunction with the 2006 Shares on December 20, 2006 in a transaction not involving a public offering.

The above holdings represent a beneficial ownership of 8,807,484, or 32.79%, of the 26,857,943 shares of BMP Common Stock outstanding as of August 10, 2007, based on BMP's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, filed with the SEC on August 14, 2007 (the "Second Quarter 2007 10-Q"). As a result of this significant ownership interest in BMP, Abacus likely would be considered an affiliate of BMP within the meaning of Rule 144.

BMP has been subject to the periodic reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") since July 2005, and its Common Stock is listed on The NASDAQ Global Market. Based on the Second Quarter 2007 10-Q, BMP has filed all periodic reports required under the Exchange Act during the past 12 months.

The 2006 Shares and the 166,650 shares of BMP Common Stock issuable upon exercise of the Warrants (collectively, the "Registered 2006 Shares") have been registered by BMP for resale by Abacus on a registration statement on Form S-3 (the "February Resale Shelf"), which was declared effective by the SEC on February 7, 2007. As of the date of this letter, no Registered 2006 Shares have been sold by Abacus.

On June 15, 2007, BMP filed a Registration Statement on Form S-3 (File No. 333-143789) (the "June 2007 Registration Statement") with the SEC, which provides for the sale by BMP from time to time of up to $70,000,000 of common stock, warrants and units, and the sale by Abacus of up to 2,737,226 shares (the "Registered 2004 Shares") of the 2004 Shares as a selling stockholder. The SEC declared the June 2007 Registration Statement effective on August 3, 2007, and, on August 21, 2007, BMP announced that it had agreed to sell units, consisting of common stock and warrants, under the June 2007 Registration Statement. Abacus did not participate in this offering of securities and has no present intention to sell any of the Registered 2004 Shares under the June 2007 Registration Statement.

The remaining 2004 Shares have not been registered for resale under a registration statement. Those shares and any Registered 2004 Shares that are not sold under the June 2007 Registration Statement or otherwise prior to the proposed distribution are the subject of this letter.

Abacus paid the full purchase price for the 2004 Shares upon their acquisition from BMP in February 2004, and the 2004 Shares have been held continuously by Abacus for investment purposes since such acquisition (a period of approximately three years and six months, as of date of this letter).

C. The Distribution

Abacus currently is considering an in kind pro rata distribution to the Abacus Beneficial Owners of all or a portion of the shares of BMP Common Stock and Warrants that are held as of the date of the proposed distribution. Under Abacus' Bye-laws, the directors may, with shareholder approval, direct payments of any dividend or distribution declared by them, wholly or in part, by the distribution of specific assets. (See Abacus Bye-laws Section 110). The Abacus Beneficial Owners would not be required to pay any consideration in connection with the proposed distribution. The distribution of shares of BMP Common Stock and/or Warrants to the Abacus Beneficial Owners may form a part of the voluntary liquidation of Abacus, and the company may wind up its business and dissolve following the distribution. As further discussed below, the shares of BMP Common Stock distributed to the Abacus Beneficial Owners likely would constitute "restricted securities" as defined in Rule 144(a)(3)(i).

The 2006 Shares were acquired by Abacus less than one year ago and have been registered for resale by Abacus under the February Resale Shelf. As such, the analysis contained in this letter addresses only the 2004 Shares.

II. Analysis

Under Rule 144(a)(3)(i), the definition of "restricted securities" includes "securities acquired directly or indirectly . . . from an issuer or affiliate in a transaction not involving a public offering." As stated above, Abacus acquired the 2004 Shares directly from the issuer in exchange for its shares in BMP Market in a transaction that did not involve a public offering. Accordingly, the 2004 Shares that may be distributed to the Abacus Beneficial Owners likely would also be restricted securities for the purposes of Rule 144.

Any resale of restricted securities under Rule 144 must comply with the information requirements, holding periods, volume limitations, manner of sale restrictions and notice requirements of Rule 144(c), (d), (e), (f) and (h). However, under Rule 144(k), a holder that is not, and for the preceding three months was not, an affiliate of the issuer need not comply with the information requirements, volume restrictions, manner of sale restrictions and notice requirements of Rule 144(c), (e), (f), and (h) in connection with a transfer of shares under Rule 144 if two years have passed since the date the restricted securities were acquired from the issuer or an affiliate of the issuer.[2] The preliminary note to Rule 144 states that the purpose of the holding period is to assure that a holder of securities has assumed the economic risks of the investment and, therefore, is not acting as a conduit for the sale to the public of the unregistered securities, directly or indirectly, on behalf of the issuer. (See Preliminary Note to Rule 144, "Persons Deemed Not to be Engaged in a Distribution and Therefore Not Underwriters"). The holding period acts to prevent transfers done as part of an evasive scheme aimed at avoiding registration under the Securities Act.

The Staff has expressly permitted shareholders to tack the holding period of the entity from which the shareholder acquired the securities to the period during which the shareholder has held securities for determining whether a distributee has met the two-year holding requirement of Rule 144(k). (See Whitehead Associates, L.P. (August 12, 1994); Marley Holdings, L.P. (October 27, 1993)). According to Securities Act Release No. 33-6099, the affiliate of an issuer may distribute restricted securities to its shareholders and such distributee-shareholders may tack the holding period of the distributing corporation in order to meet the two-year holding requirement of Rule 144(k) if (i) the distributing corporation is closely held, (ii) the distribution is done on a pro rata basis, and (iii) the distributee-shareholders do not pay consideration for the distributed shares. (See Compliance and Disclosure Interpretations on Rule 144 "People Deemed Not to be Making a Distribution and Therefore Not Underwriters," No. 209.05, April 2, 2007; Interpretation of Rules, Securities Act Release No. 33-6099 Questions 33-34, August 2, 1979; Hale and Dorr (June 2, 1991)).

In the instant case, each of the above circumstances is present. First, Abacus, which is owned by the 40 Abacus Beneficial Owners, is a closely-held corporation. (See MEI Energy, Inc. (June 2, 1986); Kimbark Oil and Gas Co. (July 30, 1982)). Second, the proposed distribution will be made by Abacus to the Abacus Beneficial Owners on a pro rata basis. Finally, the Abacus Beneficial Owners will not be required to pay any consideration in connection with the distribution.

Existing SEC rulings and interpretations support the above conclusions. In an earlier no-action letter, the Staff did not object to the proposed tacking by 111 shareholders of their holding periods to the holding period of a distributing corporation. (See MEI Energy, Inc. (June 2, 1986)). Much like Abacus' acquisition of the BMP Shares, MEI Energy Inc. acquired over 10% of the issued and outstanding common stock of a publicly traded company in exchange for substantially all of MEI Energy's business and assets. After the acquisition, MEI Energy's only asset was the shares of common stock of the issuer. In allowing the distributee-shareholders of MEI Energy to tack their holding periods to the date MEI Energy acquired the shares being distributed, the Staff stressed that its approval of the distribution was particularly influenced because the issuer, a public reporting company, complied with the periodic reporting requirements of the Exchange Act. As noted above, it is Abacus' understanding that BMP also is in compliance with the periodic reporting requirements of the Exchange Act. Likewise, in Kimbark Oil and Gas Co. (July 30, 1982), a corporation liquidated its assets, comprised

[2] In the event two years have passed since the date the restricted securities were acquired from the issuer or an affiliate of the issuer, the one-year holding period required by Rule 144(d)(1) would also be satisfied.

primarily of restricted shares of a publicly traded company, to the corporation's 35 shareholders. Subsequent to the liquidation, the Staff, through a no-action letter, permitted the shareholders to tack their holding periods to that of the dissolved corporation due to the closely held nature of the corporation prior to the liquidation. In both of these situations the distributing entity liquidated its assets upon the distribution. The Staff, however, has also recommended no action with respect to partial liquidating distributions by entities that continue operations after the distribution. (See Idanta Partners (September 22, 1986); McDonald & Company (May 30, 1986)). As stated above, the contemplated distribution of shares of BMP Common Stock and/or Warrants to the Abacus Beneficial Owners may form a part of the voluntary liquidation of Abacus, and the company may wind up its business and dissolve following the distribution.[3]

The rationale for allowing a shareholder of a closely-held corporation that receives restricted securities upon a pro rata distribution to tack its own holding period onto the holding period of the distributing corporation is that even when the securities are in the direct hands of the distributing corporation, each individual shareholder is the true economic owner of its proportional interest in the securities being distributed. (See Whitehall Associates, L.P. (October 7, 1992); Hale and Dorr (June 12, 1991); Merrill Lynch Capital Appreciation Fund II (September 28, 1994)). The Staff has stated that tacking is permitted in situations where there is "no shift in the economic risk of the investment in the restricted securities." (See Question 33 of Securities Act Release No. 33-6099, August 2, 1979). In the instant case, for the past 16 years, Abacus' only significant asset has been its investment in BMP and its predecessor, BMP Market. Each Abacus Beneficial Owner is the economic owner of a proportional share of the investment in BMP and the proposed distribution will not result in a shift in the economic risk of such investment.

In addition, while the make-up of Abacus' ownership has changed since its inception due to purchases and sales of Abacus Shares by certain Abacus Beneficial Owners, the composition of Abacus' shareholder constituency and the nature of Abacus' investments have remained largely unchanged. Since Abacus acquired its investment in BMP in February 2004, fewer than 4% of the outstanding Abacus Shares have been issued and only a small percentage of outstanding Abacus Shares have been transferred to investors that did not own an existing interest in Abacus prior February 2004.[4] The Staff has noted that new investors in a closely-held investment partnership, and existing partners to whom assets have been redistributed upon withdrawal of other partners, may rely on the position on tacking set forth in Question 34(a) of

[3] Footnote 11 to Question No. 34 of Securities Act Release No. 33-6099 indicates that consideration may be deemed paid in return for distributed securities and the tacking of holding periods would not be permitted if the interests of the distributing entity are being redeemed in connection with the distribution. Subsequently, however, the Staff has indicated that this footnote was intended to cover only cases where an ownership interest was redeemed in exchange for a distribution of securities that was not pro rata. (See Marley Holdings, L.P. (October 27, 1993). In the instant case, the Abacus Shares would not be redeemed, and the shares of BMP Common Stock would be distributed pro rata.

[4] A transfer of 216,949 Abacus Shares, or 8.74%, of the currently outstanding Abacus shares was made in September 2005 to an Abacus Beneficial Owner who is currently a director of BMP and, thus, an affiliate of BMP. There have been only two other transfers to new investors since February 2004, totaling 51,666 Abacus Shares, or 2.08%, of the currently outstanding Abacus Shares.

Release No. 33-6099, provided the fundamental character of the partnership is not changed. (See April 2, 2007 Interpretations "People Deemed Not to be Making a Distribution and Therefore Not Underwriters," No. 209.03).

The Staff has specifically expressed concern over schemes where, after a company is formed without either substantial capital or the prompt commencement of business, but in proximity to the company's efforts to have its securities traded in the public markets, its closely-held securities are transferred to a significant number of persons. (See Harmony Trading Corp. (November 22, 1999)). Such facts do not exist in the present situation. Abacus has held an ownership interest in BMP (or its predecessor) for investment purposes since 1993. Abacus' proposed distribution of its interest in BMP to the Abacus Beneficial Owners fourteen years after Abacus' initial investment in BMP Market is not an evasive scheme aimed at avoiding registration under the Securities Act. For the entire period Abacus has held its interest in BMP and its predecessor, the Abacus Beneficial Owners, or such Abacus Beneficial Owners' predecessors in interest, have borne the economic risk of their proportional interest in the securities.

Although the holding period requirements of Rule 144(d) and (k) may be satisfied if the Abacus Beneficial Owners are permitted to tack the holding period of Abacus to that of their own, certain no-action letters and Item 45 of Release No. 33-6099 raise the question of whether an unaffiliated distributee-shareholder must wait until three months after the distribution from the affiliated distributing corporation to utilize Rule 144(k), and until such time, whether such non-affiliated distributee-shareholder receiving restricted securities would be required to aggregate its sales with sales made by other affiliated Abacus Beneficial Owners for purposes of complying with the volume limitations of Rule 144(e). The Staff has previously concurred with the proposition that there is no requirement imposed by Item 45 of Release No. 33-6099 or otherwise that a non-affiliated distributee-shareholder receiving restricted securities from an affiliated distributing corporation must wait three months to realize the benefits of Rule 144(k). (See McDonald & Company (May 30, 1986); Hellman, Ferri Investment Associates (November 16, 1981)).

Finally, three of the Abacus Beneficial Owners may be deemed to be affiliates of BMP by virtue of their current relationships with BMP. It is Abacus' view that each of these individuals should be able to tack his holding period to the holding period of Abacus for the same reasons the non-affiliate distributee-shareholders are permitted to tack — the proposed distribution will be made on a pro rata basis, distributees will not pay any consideration and the distributor, Abacus, is a closely-held corporation. If these potential affiliates may tack their holding periods to Abacus' holding period, they would meet the holding period requirements of Rule 144(d) immediately. During the first year after the proposed distribution, it is understood that, in order to comply with the volume limitations of Rule 144(e), Abacus and the affiliate-distributees must aggregate any Rule 144 sales of BMP Common Stock with the Rule 144 sales of Abacus and the other affiliate-distributees. After the first anniversary of the distribution, aggregation will no longer be required among affiliate-distributees, assuming that such affiliate-distributees are not acting in concert or subject to other aggregation requirements, such as the aggregation required between spouses. (See TB&C Bancshares, Inc. (July 3, 2001); Jaymark Inc. (July 21, 2000); Securities Act Release No. 33-6099, August 2, 1979). Sales of restricted securities by non-affiliates pursuant to Rule 144(k) would not be aggregated with sales by affiliates, provided that such affiliated Abacus Beneficial Owners are not acting in concert with the non-affiliated Abacus Beneficial Owners or otherwise subject to aggregation requirements under Rule 144(e)(3). (See TB&C Bancshares, Inc. (July 3, 2001); Smith, Barney, Harris Upham & Co., Inc. (April 29, 1985); McDonald & Co. (May 30, 1986)).

III. Conclusion

It is Abacus' view that the proposed distribution of 2004 Shares by Abacus to the Abacus Beneficial Owners meets the requirements set forth in Release 33-6099, and the non-affiliated Abacus Beneficial Owners may tack their holding periods to the time the 2004 Shares were held by Abacus. In addition, Beneficial Owners that are not, and during the three-month period prior to the time of sale of the shares of BMP Common Stock by such Beneficial Owners, were not, affiliates of BMP may fully dispose of such shares of BMP Common Stock pursuant to Rule 144(k) immediately following the distribution and may dispose of such shares without aggregating their sales under Rule 144 with the Rule 144 sales by the other Beneficial Owners that are affiliates of BMP. This conclusion conforms with the Staff's position that a distributee may tack its holding period to that of the distributor where there has been no change in economic risk of the distributee.

In the event the Staff does not agree with the views expressed in this letter, we request the opportunity to confer with the Staff regarding its concerns prior to the issuance of a written response.

* * * * *

If you have any questions about this request or require additional information, please call the undersigned at 011 44 20 7039 5133 or Joel T. May at (312) 269-4307. In addition to electronic submission of this letter, we are also submitting an original and seven copies of this letter in accordance with Securities Act Release No. 33-6269, dated December 5, 1980.

Very truly yours,



John T. Perugini
Jones Day
21 Tudor Street
London, EC4Y 0DJ
United Kingdom
011 44 20 7039 5133

END